Filed by Maplebear Inc.

pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Maplebear Inc.

Commission File No.: 001-41805

Date: November 9, 2026

The following communications are being filed in connection with the acquisition of Maplebear Inc. (“Instacart” or the “Company”) by DoorDash, Inc. (“DoorDash”)

LinkedIn Posts

The following LinkedIn post by Instacart’s Chief Executive Officer was made available in connection with the transaction beginning on November 9, 2026.

CHRIS - GROCERY TECH LINKEDIN FOLLOW ON

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the future financial or operating performance of DoorDash, Inc. (“DoorDash”) or Maplebear Inc. (the “Company”). In some cases, you can identify forward-looking statements because they contain words such as “may,” “aim,” “will,” “should,” “expect,” “plan,” “try,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “toward,” or “continue” or the negative of these words or other similar terms or expressions that concern DoorDash’s or the Company’s expectations, strategies, plans, or intentions. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed acquisition of the Company by DoorDash pursuant to the Agreement and Plan of Merger among DoorDash, Ibiza Merger Sub, Inc., a wholly owned subsidiary of DoorDash, and the Company (the “Merger Agreement” and such transaction, the “Proposed Transaction”); the expected financing of the Proposed Transaction; the expected timing and likelihood of completion of the Proposed Transaction on the terms contemplated or at all; the expected benefits, synergies, and strategic value of the Proposed Transaction, including the future financial and operating performance of the combined company; DoorDash’s plans and expectations regarding the integration of the Company; and the plans, objectives, expectations, and intentions of DoorDash and the Company with respect to the Proposed Transaction, the period of pendency of the

Proposed Transaction, and the combined company. These expectations and beliefs may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties related to: the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring a party to pay a termination fee or reimburse expenses; the ability to obtain, or delays in obtaining, governmental and regulatory approvals required for the Proposed Transaction, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any required clearance or approval under the Competition Act (Canada) or under the Israeli Economic Competition Law-1988, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Proposed Transaction; the ability to obtain the requisite approval of the Company stockholders; the satisfaction or waiver of the other conditions to the closing of the Proposed Transaction; delays in completing the Proposed Transaction, or the failure to complete the Proposed Transaction at all; the ability to obtain adequate financing or financings on satisfactory terms and the effect of any indebtedness incurred in connection with the Proposed Transaction on the combined company’s credit ratings; the ability to successfully integrate the Company’s business and to realize the anticipated cost savings, synergies, and other benefits of the Proposed Transaction within the expected timeframe or at all; the effect of any announcement relating to the Proposed Transaction on the market price of DoorDash’s or the Company’s common stock; fluctuations in the market price of DoorDash common stock and the possibility that the Company stockholders may receive a form of consideration different from what they elect as a result of proration; the nature, cost, and outcome of any litigation related to the Proposed Transaction; the risk that the Proposed Transaction disrupts current plans and operations or diverts management’s attention from ongoing business operations and opportunities; adverse reactions or changes to business or employee relationships resulting from the announcement, pendency, or completion of the Proposed Transaction; the ability of DoorDash and the Company to retain and hire key personnel; economic, financial, social, or political conditions that could adversely affect DoorDash or the Company; the macroeconomic environment and geopolitical uncertainty; competition; changes in legislation or governmental regulations; legal proceedings and regulatory matters and developments; and DoorDash’s and the Company’s respective brands and reputations. The forward-looking statements contained in this communication are also subject to other risks and uncertainties that could cause actual results to differ from the results predicted, including those more fully described in the filings of DoorDash and the Company with the Securities and Exchange Commission (the “SEC”), including DoorDash’s and the Company’s respective Annual Reports on Form 10-K for the year ended December 31, 2025 and quarterly reports on Form 10-Q filed thereafter, as well as in the registration statement on Form S-4 and the proxy statement/prospectus described below when they become available. All forward-looking statements in this communication are based on information available to DoorDash and the Company and assumptions and beliefs as of the date hereof, and each of DoorDash and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

Important Additional Information Will Be Filed with the SEC and Where to Find It

In connection with the Proposed Transaction, DoorDash intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of DoorDash common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a proxy statement of the Company that also constitutes a prospectus of DoorDash (the “proxy statement/prospectus”). Each of DoorDash and the Company may also file other relevant documents with the SEC regarding the Proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of the Company as of the record date established for voting on the Proposed Transaction. This communication is not a substitute for the Registration

Statement, the proxy statement/prospectus, or any other document that DoorDash or the Company may file with the SEC in connection with the Proposed Transaction. INVESTORS AND SECURITY HOLDERS OF DOORDASH AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND DOCUMENTS INCORPORATED THEREIN BY REFERENCE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, THE COMPANY, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus (when available), as each may be amended or supplemented from time to time, and other documents containing important information about DoorDash, the Company, and the Proposed Transaction, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DoorDash, including the proxy statement/prospectus (when available), will be available free of charge on DoorDash’s investor relations website at ir.doordash.com. Copies of the documents filed with the SEC by the Company, including the proxy statement/prospectus (when available), will be available free of charge on the Company’s investor relations website at investors.instacart.com.

Participants in the Solicitation

DoorDash, the Company, and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of DoorDash, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in DoorDash’s Annual Report on Form 10-K for the year ended December 31, 2025, its definitive proxy statement on Schedule 14A for its 2026 Annual Meeting of Stockholders, and its definitive information statement on Schedule 14C filed with the SEC on August 27, 2026 (including the beneficial ownership information set forth therein), each filed with the SEC. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 and its definitive proxy statement on Schedule 14A for its 2026 Annual Meeting of Stockholders, each filed with the SEC. To the extent holdings of securities by the directors and executive officers of DoorDash or the Company have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4, or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 subsequently filed with the SEC.

Other information regarding the interests of participants in the proxy solicitation, which may differ from the interests of DoorDash and the Company stockholders generally, will be contained in the Registration Statement, the proxy statement/prospectus, and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Investors and security holders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from DoorDash or the Company using the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell, buy, or exchange, or the solicitation of an offer to sell, subscribe for, buy, or exchange any securities, or a solicitation of any vote or approval, in any jurisdiction, nor shall there be any sale, issuance, exchange, or transfer of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities, including the shares of DoorDash common stock to be issued as part of the merger consideration in the Proposed Transaction, shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

The following LinkedIn post by Instacart’s Chief Commercial Officer was made available in connection with the transaction beginning on November 6, 2026.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the future financial or operating performance of DoorDash, Inc. (“DoorDash”) or Maplebear Inc. (the “Company”). In some cases, you can identify forward-looking statements because they contain words such as “may,” “aim,” “will,” “should,” “expect,” “plan,” “try,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “toward,” or “continue” or the negative of these words or other similar terms or expressions that concern DoorDash’s or the Company’s expectations, strategies, plans, or intentions. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed acquisition of the Company by DoorDash pursuant to the Agreement and Plan of Merger among DoorDash, Ibiza Merger Sub, Inc., a wholly owned subsidiary of DoorDash, and the Company (the “Merger Agreement” and such transaction, the “Proposed Transaction”); the expected financing of the Proposed Transaction; the expected timing and likelihood of completion of the Proposed Transaction on the terms contemplated or at all; the expected benefits, synergies, and strategic value of the Proposed Transaction, including the future financial and operating performance of the combined company; DoorDash’s plans and expectations regarding the integration of the Company; and the plans, objectives, expectations, and intentions of DoorDash and the Company with respect to the Proposed Transaction, the period of pendency of the Proposed Transaction, and the combined company. These expectations and beliefs may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties related to: the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring a party to pay a termination fee or reimburse expenses; the ability to obtain, or delays in obtaining, governmental and regulatory approvals required for the Proposed Transaction, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any required clearance or approval under the Competition Act (Canada) or under the Israeli Economic Competition Law-1988, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Proposed Transaction; the ability to obtain the requisite approval of the Company stockholders; the satisfaction or waiver of the other conditions to the closing of the Proposed Transaction; delays in completing the Proposed Transaction, or the failure to complete the Proposed Transaction at all; the ability to obtain adequate financing or financings on satisfactory terms and the effect of any indebtedness incurred in connection with the Proposed Transaction on the combined company’s credit ratings; the ability to successfully integrate the Company’s business and to realize the anticipated cost savings, synergies, and other benefits of the Proposed Transaction within the expected timeframe or at all; the effect of any announcement relating to the Proposed Transaction on the market price of DoorDash’s or the Company’s common stock; fluctuations in the market price of DoorDash common stock and the possibility that the Company stockholders may receive a form of consideration different from what they elect as a result of proration; the nature, cost, and outcome of any litigation related to the Proposed Transaction; the risk that the Proposed Transaction disrupts current plans and operations or diverts management’s attention from ongoing business operations and opportunities; adverse reactions or changes to business or employee relationships resulting from the announcement, pendency, or completion of the Proposed Transaction; the ability of DoorDash and the Company to retain and hire key personnel; economic, financial, social, or political conditions that could adversely affect DoorDash or the Company; the macroeconomic environment and geopolitical uncertainty; competition; changes in legislation or governmental regulations; legal proceedings and regulatory matters and developments; and DoorDash’s and the Company’s respective brands and reputations. The forward-looking statements contained in this communication are also subject to other risks and uncertainties that could cause actual results to differ from the results predicted, including those more fully described in the filings of DoorDash and the Company with the Securities and Exchange Commission (the “SEC”), including DoorDash’s and the Company’s respective Annual Reports on Form 10-K for the year ended December 31, 2025 and quarterly reports on Form 10-Q filed thereafter, as well as in the registration statement on Form S-4 and the proxy statement/prospectus described below when they become available. All forward-looking statements in this communication are based on information available to DoorDash and the Company and assumptions and beliefs as of the date hereof, and each of DoorDash and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

Important Additional Information Will Be Filed with the SEC and Where to Find It

In connection with the Proposed Transaction, DoorDash intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of DoorDash common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a proxy statement of the Company that also constitutes a prospectus of DoorDash (the “proxy statement/prospectus”). Each of DoorDash and the Company may also file other relevant documents with the SEC regarding the Proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of the Company as of the record date established for voting on the Proposed Transaction. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus, or any other document that DoorDash or the Company may file with the SEC in connection with the Proposed Transaction. INVESTORS AND SECURITY HOLDERS OF DOORDASH AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND DOCUMENTS INCORPORATED THEREIN BY REFERENCE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, THE COMPANY, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus (when available), as each may be amended or supplemented from time to time, and other documents containing important information about DoorDash, the Company, and the Proposed Transaction, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DoorDash, including the proxy statement/prospectus (when available), will be available free of charge on DoorDash’s investor relations website at ir.doordash.com. Copies of the documents filed with the SEC by the Company, including the proxy statement/prospectus (when available), will be available free of charge on the Company’s investor relations website at investors.instacart.com.

Participants in the Solicitation

DoorDash, the Company, and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of DoorDash, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in DoorDash’s Annual Report on Form 10-K for the year ended December 31, 2025, its definitive proxy statement on Schedule 14A for its 2026 Annual Meeting of Stockholders, and its definitive information statement on Schedule 14C filed with the SEC on August 27, 2026 (including the beneficial ownership information set forth therein), each filed with the SEC. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 and its definitive proxy statement on Schedule 14A for its 2026 Annual

Meeting of Stockholders, each filed with the SEC. To the extent holdings of securities by the directors and executive officers of DoorDash or the Company have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4, or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 subsequently filed with the SEC.

Other information regarding the interests of participants in the proxy solicitation, which may differ from the interests of DoorDash and the Company stockholders generally, will be contained in the Registration Statement, the proxy statement/prospectus, and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Investors and security holders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from DoorDash or the Company using the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell, buy, or exchange, or the solicitation of an offer to sell, subscribe for, buy, or exchange any securities, or a solicitation of any vote or approval, in any jurisdiction, nor shall there be any sale, issuance, exchange, or transfer of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities, including the shares of DoorDash common stock to be issued as part of the merger consideration in the Proposed Transaction, shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

GrocerTalk Podcast

The following is a transcript of a podcast published on November 6, 2026 and is being filed in connection with the acquisition of Maplebear Inc. (“Instacart” or the “Company”) by DoorDash, Inc. (“DoorDash”)

What Next for Instacart? GrocerTalk exclusive interview with Chief Commercial Officer, Ryan Hamburger

GrocerTalk, Episode 32 (Omni Talk Podcast Network) · Published 6 November 2026 · 21 min · Host: Ben Miller · Guest: Ryan Hamburger, Chief Commercial Officer, Instacart Transcript is the podcast publisher’s auto-generated transcript, with speakers labelled and consecutive lines merged into paragraphs. It may contain transcription errors.

Ben Miller [00:00:00]

It’s now been a week since the news was officially confirmed that DoorDash has reached a definitive agreement to acquire Instacart. The business, aiming to bid a mile in your pocket, is doubling down on grocery by buying America’s leading third party grocery delivery platform. We’d learned last week that DoorDash has agreed to pay $65 a share, valuing Instacart at $17 billion. We learned that DoorDash expects to keep Instacart’s brand, its app and its enterprise technology. And we learned that both parties are facing a long wait for completion, with DoorDash not expecting the transaction to close until late 2027 or the first half of 2028. But there was plenty that we didn’t learn. Operational details and crucially, what will happen in the meantime? Today, GrocerTalk brings you a podcast exclusive to help answer these questions. Speaking publicly for the first time since the announcement, I’m delighted to bring you the C-suite insider view on what is next for Instacart, directly from Instacart’s Chief Commercial Officer, Ryan Hamburger. Welcome to this GrocerTalk special.

Ben Miller [00:01:18]

I’m Ben Miller, host of GrocerTalk, and I’m joined today by the Chief Commercial Officer at Instacart, Ryan Hamburger. Welcome back to GrocerTalk, Ryan.

Ryan Hamburger [00:01:26]

Thanks, Ben. Appreciate you having me.

Ben Miller [00:01:28]

Now, I think it’s fair to say that quite a lot has changed since we last spoke just over a month ago. So let’s start by going back to last Thursday. What’s been the response from within the Instacart team to the acquisition announcement?

Ryan Hamburger [00:01:43]

Yeah, it’s amazing what can change in a month. I would say first and foremost, there’s just been, I think, a tremendous amount of excitement across the team. You know, look, this is obviously a very big moment for Instacart and our history. I like to think of it as our next chapter and really just an exciting opportunity to continue to build on everything that we’ve accomplished over our 15 year history as a purpose built grocery technology company. Right. And I say that because that’s really what we’ve spent the last 15 years building, is how do we create the best technology for our grocery partners and how do we make sure that retailers of all sizes can benefit from that. And so a lot of excitement. It feels like a lot’s happened in the past week, but I think in its most simplest form, nothing has changed yet. Right. We are still very focused on what’s ahead of us, and continuing to deliver for both our customers and our retail partners.

Ben Miller [00:02:36]

So you talked about the excitement there, Ryan, tell me, what is it in the vision that’s excited the Instacart team? How are you envisaging the end goal?

Ryan Hamburger [00:02:46]

Over the last week, I’ve had the pleasure of talking with a large number of our retail partners as well. Not just obviously folks inside our four walls. And my team has also spent a lot of time with our retail partners over the last week. And I think when we step back and you think about the deal thesis, right, going back to having the best technology out there available in the market for our grocery partners and helping them innovate at a pace that we don’t believe our partners could do on their own, coupled with just the idea of DoorDash’s scale and fulfillment ecosystem that we will be able to tap our retailers into, it really just creates that win win as far as accelerating the journey that we’ve been on and creating the best grocery technology that exists.

And I mentioned our retail partners. I’ll just hit on Coborn’s as one example, right? There’s plenty more behind it, but Coborn’s, if you’re not familiar, a beloved Midwestern grocer up in Minneapolis, partners of ours, they sit on both the marketplace and our enterprise technology, and having conversations with them, they see very clearly that this is an opportunity to not just reach more customers, but to continue to grow their e-commerce business, grow their digital ecosystem in a way that they otherwise couldn’t do on their own.

Ben Miller [00:04:06]

Okay, let’s dive into that. So let’s take you back in time. Let’s take you back to last Thursday. It wasn’t a huge surprise with all the rumors that have been circulating, but I imagine your phone lit up pretty fast. So tell me about your week. Since then, what have you been doing?

Ryan Hamburger [00:04:24]

In its most simplest form, when I was talking about this deal with the rest of our leadership team, for us it was our people and our partners, right? In its very simplest form, that’s how we wanted to make sure we were going about not just announcing the deal, but working with them to ensure they understood the why behind it, how we are going to continue to show up for them. And so when the news broke, I guess it was Thursday of last week, I immediately got on the phone with every retailer that I could talk with, right. Because I wanted our partners to hear directly from us why we were doing this, why we believe this is a good thing for the industry, why we believe it’s a good thing for us and our retail partners and quite frankly make sure I could hear from them if they did have concerns.

It was honestly a phenomenal day because it was overwhelmingly positive from our retail partners. I mean congratulatory and positive. And I think that’s just a testament to the deep relationships we’ve built over the years. And I always tell my team it’s how we show up every day. And yes, Thursday was a noisy day, but we have to show up Friday, Saturday, Sunday. And that’s what makes us, I believe, good partners in the space and deeply caring about our retailers’ business, whether it’s news like last Thursday or other announcements, making sure they have a front seat to understand where we’re going and why we’re heading in that direction.

Ben Miller [00:05:44]

Okay, so that’s great. That’s what you’ve been up to and you’ve started to put forward a few themes that I want to come back to. But help me, Ryan. I want to go into some of the detail around some of the things in the announcement and I think firstly was the outlined time frame to close. I mean bluntly, why is it going to take so long?

Ryan Hamburger [00:06:05]

It’s a huge deal, right? And as you can imagine with any sort of acquisition of this size, there’s a number of different steps that we have to go through. There’s the regulatory process and making sure we’re working with the right parties there. There’s customary closing conditions that we have to work through. And so that’s why, in our mind this is likely going to be a, call it a late ‘27, first half of ‘28 target close. And our goals between now and then are fourfold. One, we want to make sure we’re working and we’re committed to working constructively with all parties involved to make sure we can land at a place where this deal closes under that timeline. But in the same token, between now and deal close, it’s a lot of business as usual for us. Right. We don’t have the luxury of time in the grocery space. Right. E-commerce giants continue to build day in and day out. And so it is on us between now and deal close to continue to innovate at breakneck speed, continue to bring new things to our retail partners so they’re set up for long term success.

Ben Miller [00:07:06]

I want to come back to that but let’s just finish off on antitrust before we do. Can you give us a flavor? I mean, you’ve got a long period to be making the argument of why this deal should go ahead. What are some of the points that we’ll be hearing from you and you’ll be hitting during that communication?

Ryan Hamburger [00:07:20]

Yeah, I mean, obviously, maybe at the risk of stating the obvious, I don’t want to get ahead of the regulatory process or speculate obviously on exactly what questions, but I think if I just go back to the core deal thesis, right? And that is how do we make sure that if we believe, which we do, that we have the best grocery technology, that we out-innovate and outpace everyone else in the industry? How do we make sure that we can continue to double down on those innovations and those investments while also bringing down the cost to serve? Because at the end of the day, we know grocery is low margin. We know delivery in particular is not inexpensive. And so when you think about lowering that cost to serve, it’s not just the scalability of the platform itself, it’s the density of your fulfillment network. I joke with my team all the time, we talk about it in pennies, right? Like literally, if we are saving pennies, that is money we can reinvest into the ecosystem. And so that is the other angle of this deal that we are excited about. DoorDash has tremendous scale on the fulfillment and logistics side. That is one of their core competencies. And we believe that, coupled with our grocery technology, does bring down that cost to serve over time for our consumers and our retail partners.

Ben Miller [00:08:30]

Okay, okay, you mentioned business as usual a couple of times. In the release, it discusses that until the transaction closes, obviously Instacart will continue to operate as a separate and independent company. So legally, we all get that. What does that really mean for your retail customers? How will you operate during this time?

Ryan Hamburger [00:08:53]

Yeah, I hate to use the term again, but it’s really reminding everyone involved, in my mind, business as usual. And so what does that mean on the Instacart side? Well, obviously we have agreements in place that we continue to honor, we continue to execute against. We have roadmaps and innovation plans that we do in partnership with our retailers, particularly on the enterprise side of our business. We cannot slow down there. We need to continue to accelerate those efforts. And kind of going back to the comment I made a few moments ago, it’s about showing up every day. Yes, this is exciting. This is, I think, going to be wonderful for our partners. But between now and then, we have to make sure that each and every day we’re showing up for our partners and making sure we’re delivering on the best experience, the best support, the best innovation that we can.

Ben Miller [00:09:40]

So if I’m a grocer and I’m on both the Instacart and the DoorDash Marketplace, will the conversations that I’m having with you change in any way over the next year?

Ryan Hamburger [00:09:53]

No. And this again gets back to exciting. But we also have to remember there’s 18 to 24 months until deal close. And so between now and then, we are very much operating as we were the day before the announcement, which, again, is very hard for folks to put that in the back of their minds. But that’s really what we have to do because we are an independent company. We have commitments that we need to honor, will honor, need to execute against. And quite frankly, I go back to that luxury of time, or lack thereof. We can’t sit on our hands. If we sit on our hands, our retailers are inevitably going to fall behind the e-commerce giants because they are doing things day in and day out. And so we just have to make sure that we work through the deal process as constructively and efficiently as we can. But more importantly, we don’t lose sight of just pushing the business forward day in and day out.

Ben Miller [00:10:44]

Yeah, there is zero opportunity for anybody in grocery commerce to stagnate on innovation. Right. Another quote. And again, keeping with specifics, and thank you for helping me work through this. One of the things was the DoorDash pledge of no grocery exclusivity. So it made a promise, and I’ve got the quote here, that any grocer can work with any delivery platform that they choose. Now, look, I acknowledge that this is directly from a DoorDash announcement, but Chris Rogers, your CEO, was quoted in the same release. And from all you said, I assumed that the contents weren’t a surprise. So help me understand, what is your understanding of this principle and how will it work for your customers?

Ryan Hamburger [00:11:24]

At its core, we tend to say in our four walls, exclusivity is not a strategy. Right. Our strategy is showing up and providing the best technology for our partners, regardless of who they work with. Right. And if we do that, as Instacart, we are setting ourselves up and our retailers up for success. And I think the core of this is we know how important choice is, we know how important flexibility is for our grocery partners. And candidly, they’re in a position where they need to reach as many customers as they can. And in today’s world, as you well know, the consumer mindset is evolving. Right. How you shop, when you shop looks very different today than it did even two, three years ago. And so by ensuring all retailers have the choice of who they work with, we think it just democratizes the access and creates the right, I would say, environment for all parties to not just be successful, but ensure that we are pushing each other to be better every day.

Ben Miller [00:12:24]

Right. Moving on from the marketplace, you’ve already talked about the enterprise division a bit. In recent years, that’s been a really big thing for Instacart. You’ve really built this out, providing operating platforms for grocers globally. And this isn’t really a business that DoorDash has. So what’s the outlook for Instacart Enterprise and for companies who are running not insignificant parts of their tech stacks on your platforms?

Ryan Hamburger [00:12:48]

Yeah, I love this question, Ben, because as we were working through the potential acquisition, I go back to that framework, partners and people. One of the core components that we had to get, or I would say better understand, from the DoorDash side is the why behind it. Because we believe deeply that we’ve built the best technology. We also believe that in any scenario, whether we went at it alone or whether we merged with DoorDash, we need to be putting ourselves, Instacart, in a position to continue to support our retailers on that journey. And so as I got to know the DoorDash team through the deal process, it was clear to me their deep level of conviction on this as well, which is going to be critical because, we mentioned not having the luxury of time, when this deal closes, we need to innovate even faster at that point. Right. And make sure that we are bringing the best technology to bear. So this is just a critical component to our short, medium and long term strategy, quite frankly.

Ben Miller [00:13:45]

And I’m going to talk about retail media in a bit. I think when you have the two together, it’s critical. But let me just dive into an example. So let’s take a European retailer, for example, who has got Instaleap to manage their third party e-comm orders. They distribute with Uber Eats, they distribute with Just Eat, maybe Deliveroo or Wolt, depending on the territory. I guess they’re now looking at a future where DoorDash owns both one of their delivery partners, after they bought Deliveroo and Wolt, and their management platform, after your earlier acquisition of Instaleap. How are you thinking about some of the potential conflicts of interest that this creates or could create for retailers and for the other parties they work with?

Ryan Hamburger [00:14:34]

Yeah, no, it’s a totally fair question. I think we understand that part of it is trust, part is flexibility. And if I put it through the lens of retailers and I think about the technology that we’re building, the easy assumption is, oh well, this is going to create fewer options. The reality is we’re actually already on this journey at Instacart where we have this concept of aggregation or orchestration. And the reason we’ve been building that both via our enterprise channels, but also why we acquired Instaleap for the European angle, is there are marketplaces of all sizes across the world. There are fulfillment and logistics providers of all sizes across the globe. And everyone kind of plays a different role, right? Everyone has different levels of expertise depending on what you are trying to do. And so as I think about a world in a fast forward post deal close, none of that goes away, right? We are still going to be offering this concept of orchestration and aggregation to our retailers and we have to be agnostic in that process. And that just comes down to the business rules. What the retailer is trying to solve for could be cost, it could be quality. Usually it’s a combination of the two. And it’s not on Instacart to decide who actually gets the order. Right. The technology is built to allow the retailers to set those rules and then that dictates who gets it and it’s completely their choice for that reason.

Ben Miller [00:15:54]

Ryan, one last question on enterprise. One of the themes that everybody listening will be hearing from this conversation is business as usual for the next 12, 18, however many months. But at the same time, last week we also had the announcement that the Caper Cart program is closing after five years. So I mean, there is a slight contradiction. Can customers or partners expect any further cuts to the portfolio between now and transaction close?

Ryan Hamburger [00:16:20]

Yet another fair question. The short answer is absolutely not. What I will say about Caper, and I know the timing is obviously, it was a busy week, I’ll say that, but completely separate decisions, separate assessments. And look, the decision to wind Caper down was not easy, it was not taken lightly. But as we stepped back, again, it goes to the core thesis of we want to build the best technology, and part of that, as I think you’re well aware, is the in-store component of our technology, whether it’s FoodStorm for catering, we have shelf intelligence to understand from an inventory standpoint what’s on the shelf, what isn’t. There’s a number of capabilities we have for our retailers. When we looked at Caper itself, it wasn’t inflecting in the way that we wanted or needed it to, versus some of the other technologies, relative to the investments that we were making and needed to make to get there. And so look, it was a hard decision that was not taken lightly. It was completely separate from the deal announcement. But for us it was about making sure we are always putting our resources in the place where we can have the most and best impact for our retail partners. And when we put it through that lens, Caper unfortunately just was not one that made the cut for us.

Ben Miller [00:17:32]

A big call, but I think feels the right call. Ryan, another big topic for customers: so you’ve got your retail media play, Carrot Ads. DoorDash also has a really exciting retail media platform, configured slightly differently. How is this going to work in the short term and what do you see as the long term potential here?

Ryan Hamburger [00:17:54]

Yeah, I mean again in the short, medium term it’s going to be a lot of the same that we’re doing. I mean we believe that we have the best retail media network available in the grocery space and it’s always been and will remain an important part of our business and just helping our retailers not just grow their e-commerce business, but grow their advertising businesses as well, and then obviously staying very close to our brand partners as they innovate and try to reach new, different customers, launch new products, whatever they’re trying to solve, we’re here to help them on that journey. If I were to maybe fast forward over the medium and long term, I think we just see a lot of potential of bringing our respective strengths together to create an even, hopefully, broader, more impactful retail media network post close. So again, short term, nothing’s changing. Over the medium and long term, I think this should continue to allow our brand partners to reach more customers, have the best retail media technology and quite frankly make sure their budgets are being used as efficiently as they can be.

Ben Miller [00:18:57]

Ryan, let’s start to close this out here. Is there anything that when you sit back over the last week that you think the broader industry has missed or misinterpreted from the commentary around the deal, or anything really that you think we’ve missed today and I should be asking you about?

Ryan Hamburger [00:19:13]

Nothing that we missed, because you’re always good at asking the probing questions, which I appreciate. But if I were to step back, I would go back to our partners and I put it through the lens particularly of what we call our mid-market and local independent retailers. These are the grocers that I personally and my team have spent years getting to know and have spent years helping build technology that allows them to win in a way that we believe they wouldn’t be able to do without us. Right. Because of the level of investment it takes. Smaller grocers just don’t have those resources. And I think what was a bit, as I stepped back and reflected overall on my calls last week, just hearing the positivity and the optimism of this announcement, that they view that this will help them continue to win and continue to show up in a way against the e-commerce giants that they otherwise couldn’t have. I think it’s just a good reminder of why we got into this business to begin with, and it really was to crack the code on democratizing grocery technology for retailers of all sizes. And I don’t want that to get lost in this because this is a very large deal. A lot of headlines get thrown around, but at the end of the day, partners and people is why we did this and we believe this is going to allow all of our retail partners to continue to show up well into the future.

Ben Miller [00:20:33]

What a great note to finish, Ryan. Thank you so much for joining us today and please keep us updated on all the progress.

Ryan Hamburger [00:20:40]

Appreciate it.

Ben Miller [00:20:40]

Today’s podcast was produced with the help and support of Vusion and is brought to you exclusively as part of the Omni Talk Podcast Network. Omni Talk exists to highlight the trends, technologies and innovation shaping retail, and GrocerTalk does this specifically for the global grocery and CPG industry. Thanks as always for listening in. Please remember to like and leave us a review wherever you happen to listen to your podcasts or on YouTube. And thanks to our GrocerTalk title sponsors who make this coverage possible: Portager, Vusion, Sifter and Instacart Enterprise. So until next week, and on behalf of all of us at GrocerTalk and Omni Talk Retail, thanks for tuning in.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the future financial or operating performance of DoorDash, Inc. (“DoorDash”) or Maplebear Inc. (the “Company”). In some cases, you can identify forward-looking statements because they contain words such as “may,” “aim,” “will,” “should,” “expect,” “plan,” “try,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “toward,” or “continue” or the negative of these words or other similar terms or expressions that concern DoorDash’s or the Company’s expectations, strategies, plans, or intentions. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed acquisition of the Company by DoorDash pursuant to the Agreement and Plan of Merger among DoorDash, Ibiza Merger Sub, Inc., a wholly owned subsidiary of DoorDash, and the Company (the “Merger Agreement” and such transaction, the “Proposed Transaction”); the expected financing of the Proposed Transaction; the expected timing and likelihood of completion of the Proposed Transaction on the terms contemplated or at all; the expected benefits, synergies, and strategic value of the Proposed Transaction, including the future financial and operating performance of the combined company; DoorDash’s plans and expectations regarding the integration of the Company; and the plans, objectives, expectations, and intentions of DoorDash and the Company with respect to the Proposed Transaction, the period of pendency of the Proposed Transaction, and the combined company. These expectations and beliefs may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties related to: the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring a party to pay a termination fee or reimburse expenses; the ability to obtain, or delays in obtaining, governmental and regulatory approvals required for the Proposed Transaction, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any required clearance or approval under the Competition Act (Canada) or under the Israeli Economic Competition Law-1988, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Proposed Transaction; the ability to obtain the requisite approval of the Company stockholders; the satisfaction or waiver of the other conditions to the closing of the Proposed Transaction; delays in completing the Proposed Transaction, or the failure to complete the Proposed Transaction at all; the ability to obtain adequate financing or financings on satisfactory terms and the effect of any indebtedness incurred in connection with the Proposed Transaction on the combined company’s credit ratings; the ability to successfully integrate the Company’s business and to realize the anticipated cost savings, synergies, and other benefits of the Proposed Transaction within the expected timeframe or at all; the effect of any announcement relating to the Proposed Transaction on the market price of DoorDash’s or the Company’s common stock; fluctuations in the market price of DoorDash common stock and the possibility that the Company stockholders may receive a form of consideration different from what they elect as a result of proration; the nature, cost, and outcome of any litigation related to the Proposed Transaction; the risk that the Proposed Transaction disrupts current plans and operations or diverts management’s attention from ongoing business operations and opportunities; adverse reactions or changes to business or employee relationships resulting from the announcement, pendency, or completion of the Proposed Transaction; the ability of DoorDash and the Company to retain and hire key personnel; economic, financial, social, or political conditions that could adversely affect DoorDash or the Company; the macroeconomic environment and geopolitical uncertainty; competition; changes in legislation or governmental regulations; legal proceedings and regulatory matters and developments; and DoorDash’s and the Company’s respective brands and reputations. The forward-looking statements contained in this communication are also subject to other risks and uncertainties that could cause actual results to differ from the results predicted, including those more fully described in the filings of DoorDash and the Company with the Securities and Exchange Commission (the “SEC”), including DoorDash’s and the Company’s respective Annual Reports on Form 10-K for the year ended December 31, 2025 and quarterly reports on Form 10-Q filed thereafter, as well as in the registration statement on Form S-4 and the proxy statement/prospectus described below when they become available. All forward-looking statements in this communication are based on information available to DoorDash and the Company and assumptions and beliefs as of the date hereof, and each of DoorDash and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

Important Additional Information Will Be Filed with the SEC and Where to Find It

In connection with the Proposed Transaction, DoorDash intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of DoorDash common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a proxy statement of the Company that also constitutes a prospectus of DoorDash (the “proxy statement/prospectus”). Each of DoorDash and the Company may also file other relevant documents with the SEC regarding the Proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of the Company as of the record date established for voting on the Proposed Transaction. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus, or any other document that DoorDash or the Company may file with the SEC in connection with the Proposed Transaction. INVESTORS AND SECURITY HOLDERS OF DOORDASH AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND DOCUMENTS INCORPORATED THEREIN BY REFERENCE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, THE COMPANY, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus (when available), as each may be amended or supplemented from time to time, and other documents containing important information about DoorDash, the Company, and the Proposed Transaction, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DoorDash, including the proxy statement/prospectus (when available), will be available free of charge on DoorDash’s investor relations website at ir.doordash.com. Copies of the documents filed with the SEC by the Company, including the proxy statement/prospectus (when available), will be available free of charge on the Company’s investor relations website at investors.instacart.com.

Participants in the Solicitation

DoorDash, the Company, and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of DoorDash, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in DoorDash’s Annual Report on Form 10-K for the year ended December 31, 2025, its definitive proxy statement on Schedule 14A for its 2026 Annual Meeting of Stockholders, and its definitive information statement on Schedule 14C filed with the SEC on August 27, 2026 (including the beneficial ownership information set forth therein), each filed with the SEC. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 and its definitive proxy statement on Schedule 14A for its 2026 Annual Meeting of Stockholders, each filed with the SEC. To the extent holdings of securities by the directors and executive officers of DoorDash or the Company have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4, or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 subsequently filed with the SEC.

Other information regarding the interests of participants in the proxy solicitation, which may differ from the interests of DoorDash and the Company stockholders generally, will be contained in the Registration Statement, the proxy statement/prospectus, and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Investors and security holders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from DoorDash or the Company using the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell, buy, or exchange, or the solicitation of an offer to sell, subscribe for, buy, or exchange any securities, or a solicitation of any vote or approval, in any jurisdiction, nor shall there be any sale, issuance, exchange, or transfer of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities, including the shares of DoorDash common stock to be issued as part of the merger consideration in the Proposed Transaction, shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.